UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 30, 2020

Commission File Number: 333-229744

EMERALD HEALTH THERAPEUTICS, INC.
(Translation of Registrant’s name into English)

210 - 800 West Pender Street
Vancouver, British Columbia V6C 1J8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[ X ] Form 20-F [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K of Emerald Health Therapeutics, Inc. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-229744) of the Company, as amended or supplemented.

EXHIBITS

99.1	Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2020 and 2019
99.2	Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2020
99.3	Certification of Interim Filings - CEO
99.4	Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerald Health Therapeutics, Inc. (Registrant)

Date: November 30, 2020	By:	/s/ Dr. Avtar Dhillon
Name: Dr. Avtar Dhillon
Title: Executive Chairman